October 19, 2011
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Re:	Alere Inc. Form 10-K for the Year Ended December 31, 2010 Filed March 1, 2011 File No. 1-16789
Dear Mr. Rosenberg:
     This letter is submitted by and on behalf of Alere Inc. (“Alere” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter to us dated October 3, 2011 (the “Comment Letter”).
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Valuation of Goodwill, page 52
Comment No. 1
We acknowledge your response to our comment one. Please demonstrate to us that the performance of your health management segment/reporting unit for the first three quarters of 2010 was “roughly in line” with your internal expectations from your 2009 goodwill impairment test and the degree to which deterioration from these expectations occurred in the fourth quarter. Also explain to us what specifically changed in the fourth quarter of 2010 resulting in the impairment.
Response to Comment No. 1
For purposes of calculating discounted cash flows in our 2009 goodwill impairment test for the Health Management reporting unit, we estimated for the full year 2010 $122.1 million of operating income before depreciation, amortization and restructuring charges, which equates to approximately $91.6 million of operating income before depreciation, amortization and restructuring charges for the first three quarters of 2010. Our actual operating income before depreciation, amortization and restructuring charges for the first three quarters of 2010 for this reporting unit was $88.0 million, or approximately 96% of the overall total, with Q1, Q2 and Q3 2010 amounts equal to $26.4 million, $31.5 million, and $30.1 million, respectively, generated on revenues which grew sequentially in each of the first three quarters of 2010. Our actual performance for the first three quarters of 2010 coupled with our expectations for the fourth quarter were, as we noted in our previous response, roughly in line with our 2009 impairment test expectations.
During the fourth quarter, we saw several large customers opt to insource the services that we had been providing to them up until that point, generally effective for the contract period beginning January 1, 2011. In several instances, these customers began to disenroll patients from our services during the fourth quarter. As a result, our segment revenues declined sequentially from the third to the fourth quarter and our operating income before depreciation, amortization and restructuring charges declined to $21.5 million in the fourth quarter of 2010, a decline of 28.6% from the third quarter of 2010. While negotiations with these customers had been ongoing over the course of 2010, similar conversations had taken place in many prior years, often resulting in adjustments to contract rate schedules rather than service termination. The loss of these contracts was not anticipated during the third quarter of 2010.
As we noted in our previous response, as a result in part of observed deteriorating performance during the fourth quarter for the Health Management reporting unit and the related long-term implications of the factors driving such performance as discussed above, we reduced our expectations for future growth and profitability from this reporting unit. These reductions, coupled with lower valuations observed for comparable businesses, resulted in the charge recorded during the fourth quarter.
Notes to Consolidated Financial Statements
(17) Financial Information by Segments, page F-62
Comment No. 2
Please revise your proposed disclosure provided in the response to comment five to disclose your revenue by the product/service groups identified on pages three through nine of your filing. If you believe is it appropriate to group products/services at your reportable segment level, please explain to us why. In this regard, for example, it does not appear that the cardiology, women’s health, infectious disease, oncology and toxicology offerings of your professional diagnostics segment are similar. On the other hand, if you believe that providing this information is impracticable, please explain to us why and revise your proposed disclosure to disclose this fact.

Response to Comment No. 2
In future filings, we will supplement our existing segment disclosure on page F-63 to include the following additional revenue detail (2009 and 2010 provided as examples):

Professional Diagnostics (in millions)	2009	2010
Cardiology	$441.5	$488.5
Infectious Disease	440.9	439.4
Toxicology	155.0	300.1
Other	200.9	212.7

Product and Service Revenue	$1,238.3	$1,440.7
License and Royalty Revenue	25.2	18.8

Professional Diagnostic Segment Revenue	$1,263.5	$1,459.5

Health Management (in millions)	2009	2010
Disease and Case Management	$301.4	$281.5
Wellness	35.3	103.3
Women’s & Children’s Health	140.3	127.0
Patient Self-Testing Services	44.7	87.0

Product and Service Revenue	$521.7	$598.8
License and Royalty Revenue	0.2	0.0

Health Management Segment Revenue	$521.9	$598.8
* * * * *
     In connection with the Company’s responses contained in this letter, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We respectfully request that the contents of this letter be afforded a prompt review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.
Sincerely,
/s/ Jay McNamara
Jay McNamara
Senior Counsel, Corporate & Finance

cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President David Teitel, Chief Financial Officer Ellen Chiniara, General Counsel

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